                           LAW OFFICES OF DAN BRECHER
                           99 Park Avenue, 16th Floor
                            New York, New York 10016
                             Telephone: 212-286-0747
                             Facsimile: 212-808-4155
                        e-mail: brecherlaw@compuserve.com

                                  April 6, 2005

VIA EDGAR AND OVERNIGHT MAIL
----------------------------
Attn.:  Edward M. Kelly, Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Media Sciences International, Inc.
                  Pre-effective Amendment 1 to Registration Statement on Form S-3
                  Filed March 18, 2005
                  File No. 333-122400
                  Annual Report on Form 10-KSB for the fiscal year ended June
                  30, 2004 and Subsequent Exchange Act Reports
                  File No. 1-16053

Dear Sirs and Madams:

     On behalf of Media Sciences International, Inc. (the "Company"), we hereby file Amendment No. 2 to the Company's registration statement on Form S-3 ("Form
S-3/A2"). This letter and the Form S-3/A2 respond to the comments of the Staff of the Commission contained in the Staff's letter dated April 4, 2005.

     Three courtesy copies of clean and marked versions of the Form S-3/A2
(excluding exhibits) are being furnished by overnight mail to the attention of
Edward M. Kelly.

     The numbered paragraphs of this letter correspond to the numbers assigned to the comments in the Staff's April 4, 2005 letter.

                                     S-3/A1
                                     ------

Exhibit 23
----------

1.   The Company has obtained updated consents from its independent registered public accounting firms, which are filed as exhibits to the Form S-3/A.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
April 6, 2005

                                     10-KSB
                                     ------

Note 10.  Warranty Expenses
---------------------------

2.   In future filings, the Company will present separately warranty expenses incurred and insurance settlements in the warranty reserve rollforward. In future filings, the Company will revise the MD&A to disclose separately and discuss warranty expenses related to the product recall and other warranty expenses.

                                  Other Matters
                                  -------------

     The Company has revised the Form S-3/A2, among other things, to:

          (a)  Correct the shareholdings of selling stockholders, and, accordingly, the number of shares sought to be registered.

          (b)  Update the section entitled "Certain Recent Developments".

               This section includes a discussion of Ms. Blanco's new position as Vice President of Sales and Marketing. Ms. Blanco's new
               position combines her prior duties with the duties of the
               Company's former Vice President of Sales.

               This section includes a discussion of a vacant officer position due to the recent departure of our former Vice President of
               Operations. Be advised that the Company does not believe that the departure of Mr. Huyler or the present vacancy of his former position presents a material risk to the Company's operations.
               The Company has commenced a search for candidates for the
               position.

               This section includes a discussion of a recent term note issued by the Company.

          (c)  The matters described in (b) above were reported in a Current
               Report on Form 8-K filed on April 4, 2005. The Form S-3/A2 has been revised to incorporate by reference such Form 8-K.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
April 6, 2005

     If you require additional documents or information, or have any questions, please let me know.

     If no further comments will be forthcoming, please notify the undersigned at 212-286-0747. The Company intends to submit a written request for acceleration of the registration statement in accordance with Rule 461 of
Regulation C under the Securities Act after such time.

                                             Very truly yours,

                                             /s/ Dan Brecher
                                             Dan Brecher
DB:saf
Enclosures